UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

———————————————————————————————

FORM C

UNDER THE SECURITIES ACT OF 1933

———————————————————————————————

Cyberbike LLC

(Name of Issuer)

———————————————————————————————

12-E Meem Ave
Gaithersburg, MD 20877
https://cyberbike.com/

(Physical Address & Website of Issuer)

Maryland	**Limited Liability Company**	**June 28, 2021**
(Jurisdiction of Incorporation/Organization)	(Form of Organization)	(Date of Organization)

Not Applicable

(Name of Co-Issuer)

———————————————————————————————

MicroVenture Marketplace Inc.

(Offering Intermediary)

0001478147	**152513**	**008-68458**
(Intermediary CIK Number)	(Intermediary CRD Number)	(Intermediary SEC File Number)

Amount of compensation to be paid to the intermediary for conducting the Offering, including the amount of referral and any other fees associated with the offering:

The intermediary shall receive a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The intermediary will receive a number of securities of the issuer that is equal to two percent (2%) of the total number of securities sold by the issuer in the offering.

———————————————————————————————

OFFERING INFORMATION

Crowd Notes	25,000	March 16, 2026	$25,000
(Type of Security Offered)	(Target No. of Securities Offered)	(Deadline to Meet Target Amount)	(Target Offering Amount)
Yes	Issuer's discretion	$1.00	$1,000,000
(Oversubscriptions Accepted)	(Oversubscription Allocation)	(Price per Security)	(Maximum Offering Amount)

Note: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned.

_____

ANNUAL REPORT DISCLOSURE INFORMATION

Current Number of Employees: 5

	Fiscal Year-End December 31, 2024	Fiscal Year-End December 31, 2023
Total Assets	$ 296,690	$ 188,210
Cash & Cash Equivalents	$ 71,168	$ 34,520
Accounts Receivable	$ -	$ -
Short-Term Debt	$ 306,428	$ 18,716
Long-Term Debt	$ 204,743	$ -
Revenues/Sales	$ 1,480,265	$ 309,300
Cost of Goods Sold	$ 970,735	$ 139,141
Taxes Paid*	$ -	$ -
Net Gain (Loss)	$ 21,060	$ 80,073

* Cyberbike LLC is a pass-through entity, therefore any income tax expense or benefit is the responsibility of the Company's owners.

_____

JURISDICTIONS IN WHICH THE ISSUER INTENDS TO OFFER THE SECURITIES

Alabama	Illinois	Nebraska	South Carolina
Alaska	Indiana	Nevada	South Dakota
Arizona	Iowa	New Hampshire	Tennessee
Arkansas	Kansas	New Jersey	Texas
California	Kentucky	New Mexico	Utah
Colorado	Louisiana	New York	Vermont
Connecticut	Maine	North Carolina	U.S. Virgin Islands
Delaware	Maryland	North Dakota	Virginia
District Of Columbia	Massachusetts	Ohio	Washington
Florida	Michigan	Oklahoma	West Virginia
Georgia	Minnesota	Oregon	Wisconsin
Guam	Mississippi	Pennsylvania	Wyoming
Hawaii	Missouri	Puerto Rico	American Samoa
Idaho	Montana	Rhode Island	Northern Mariana Islands

December 15, 2025

Cyberbike LLC




Regulation Crowdfunding Offering of Crowd Notes

_____


This Form C (including the cover page and all exhibits attached hereto, the "**Form C**") is being furnished by Cyberbike LLC, a Maryland Limited Liability Company (the "**Company**," as well as references to "**we**," "**us**," or "**our**"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "**Securities**"). Investors in the Securities (the "**Investors**") are sometimes referred to herein as "**Purchasers**." The Company intends to raise at least $25,000 and up to $1,000,000 from Investors in the offering of Securities described in this Form C (this "**Offering**"). The minimum amount of Securities that can be purchased is $250 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "THE SECURITIES". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "**Intermediary**"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will also be entitled to receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

	Price to Investors	Fees & Commissions [1]	Net Proceeds to Issuer
Minimum Individual Purchase Amount	$ 250.00	$ 12.50	$ 237.50
Aggregate Minimum Offering Amount	$ 25,000	$ 1,250.00	$ 23,750.00
Aggregate Maximum Offering Amount	$ 1,000,000.00	$ 50,000.00	$ 950,000.00

(1) Excludes fees to the Company's service providers and advisors, such as escrow agents, attorneys, and accountants.

_____

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or other materials.

These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these securities are exempt from registration.

The company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and pursuant to Regulation Crowdfunding must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. In accordance with Rule 202(b) of Regulation Crowdfunding, this annual report must be filed and posted until one of the following occurs:

1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**");
2) The Company has filed at least one annual report pursuant to the ongoing reporting requirements of Regulation Crowdfunding and has fewer than 300 holders of record;
3) The Company has filed the annual reports pursuant to the ongoing reporting requirements of Regulation Crowdfunding for the three most recent years and has less than $10,000,000 of total assets;
4) The Company, or another party, repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) The Company liquidates or dissolves its business in accordance with state law.

The Company has certified that all of the following statements are TRUE:

1) The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act;
3) The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940, or excluded from the definition of investment company by Section 3(b) or Section 3(c) of that Act;
4) The Company is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Section 503(a) of Regulation Crowdfunding;
5) The Company has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THIS FORM C DOES NOT CONSTITUTE AN OFFERING OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CROWDFUNDING. SPECIFICALLY, THE SECURITIES MAY NOT BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF DURING THE ONE YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED, UNLESS SUCH SECURITIES ARE TRANSFERRED:

1) TO THE ISSUER;
2) TO AN ACCREDITED INVESTOR;
3) AS PART OF AN OFFERING REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION; OR
4) TO A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE PURCHASER, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE PURCHASER OR OTHER SIMILAR CIRCUMSTANCE.

INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES, AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS".

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY, THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING, THE COMPANY, OR ANY OTHER RELEVANT MATTERS AND ADDITIONAL REASONABLE INFORMATION. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

THIS FORM C DOES NOT PURPORT TO CONTAIN ALL OF THE INFORMATION THAT MAY BE REQUIRED TO EVALUATE THE OFFERING, AND ANY RECIPIENT HEREOF SHOULD CONDUCT ITS OWN INDEPENDENT ANALYSIS. STATEMENTS CONTAINED HEREIN AS TO THE CONTENT OF ANY AGREEMENTS OR OTHER DOCUMENT ARE SUMMARIES AND, THEREFORE, ARE NECESSARILY SELECTIVE AND INCOMPLETE AND ARE QUALIFIED IN THEIR ENTIRETY BY THE ACTUAL AGREEMENTS OR OTHER DOCUMENTS. THE STATEMENTS OF THE COMPANY CONTAINED HEREIN ARE BASED ON INFORMATION BELIEVED TO BE RELIABLE. NO WARRANTY CAN BE MADE AS TO THE ACCURACY OF SUCH INFORMATION OR THAT CIRCUMSTANCES HAVE NOT CHANGED SINCE THE DATE OF THIS FORM C. THE COMPANY DOES NOT EXPECT TO UPDATE OR OTHERWISE REVISE THIS FORM C OR OTHER MATERIALS SUPPLIED HEREWITH. THE DELIVERY OF THIS FORM C AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS FORM C.

THIS FORM C IS SUBMITTED IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN AND MAY NOT BE REPRODUCED OR USED FOR ANY OTHER PURPOSE.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY REGARDING THE PURCHASE, TRANSFER, AND/OR RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

_____

COMPANY & OFFERING SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this Form C. This summary does not contain all of the information you should consider before investing in our Securities. You should read this entire Form C carefully, including the sections entitled "RISK FACTORS" and "DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and our financial statements and the related notes, attached as Exhibit A, before making an investment decision. Our fiscal year ends December 31st.

Cyberbike LLC
12-E Meem Ave
Gaithersburg, MD 20877
https://cyberbike.com/

Introduction

Cyberbike LLC designs and builds electric mountain bikes (eMTBs) built for performance, durability, and accessibility across trail, all-mountain, cargo, and urban categories. The company's lineup includes mid-drive and hub-drive models engineered for power, handling, and value, supported by a vertically integrated approach that combines proprietary frame design, established OEM manufacturing partners, and U.S. based customer service. Cyberbike sells through direct-to-consumer e-commerce, an expanding retail dealer network, and major online marketplaces, allowing the company to reach riders nationwide.

History

The Company was incorporated in Maryland on June 28, 2021. Cyberbike LLC was founded by Dan Fischer after identifying a gap in the electric mountain bike market for performance-oriented models built with higher-quality components than typical consumer e-bikes. The company began by combining overseas OEM manufacturing with internal design work to produce mid-drive and hub-drive models aimed at trail, all-mountain, cargo, and urban riders. As demand increased, Cyberbike expanded its supplier base, added new model lines, and built out direct-to-consumer e-commerce, dealer partnerships, and U.S. based customer support. Over time, the company has established manufacturing relationships with FSD, Rerode, HappyRun, and Aimos to support broader production capacity and model development.

The Offering

Cyberbike LLC is offering investment in Crowd Notes. A Crowd Note is not a debt instrument; it is a security in which an investor makes a cash investment in our company that can convert to equity at a later date and only in connection with a specific event. The price of the Securities has been determined by the Company.

$250	**$25,000**	**$1,000,000**	**March 16, 2026**
(Minimum Investment)	(Target Offering Amount)	(Maximum Offering Amount)	(Offering Deadline)
$1.00	**$25,500**	**$1,020,000**	**None**
(Price per Security)	(Principal of Crowd Notes Outstanding if Target Offering Amount Reached)	(Principal of Crowd Notes Outstanding if Maximum Offering Amount Reached)	(Voting Rights)

The amount of Securities outstanding in the table above is inclusive of the two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering to which the Intermediary is entitled at the conclusion of the Offering.

RISK FACTORS

In addition to the risks detailed below, businesses are often subject to risks not foreseen or fully appreciated by company management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether it will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other things, the Risk Factors discussed below.

Risks Related to Our Business & Industry

The Company is in the development stage.
We are subject to all of the risks inherent in the establishment of a new business enterprise, including, but not limited to, limited operating history, reliance on key personnel, the lack of developed products, insufficient capital, and the lack of sufficient sales and marketing capabilities. We may not be successful in developing our business or operating our business profitably. In fact, we may never complete our development or operate at a profit. If our plans prove to be unsuccessful, investors may lose all or a substantial part of their investment. Our success will depend on our ability to address the risks encountered by development stage companies and to implement our business development strategy. We may not be successful in implementing our business development strategy, and, in such event, the Company will likely fail, which could lead to a complete loss of your investment.

The Company has broad discretion in the use of the proceeds from this Offering.
The Company intends to use the proceeds from this offering for the purposes set forth under the section captioned "Use of Proceeds" below. However, our management has broad discretion over how these proceeds are to be used based on unforeseen technical, commercial, or regulatory issues and could spend the proceeds in ways with which you may not agree. Management may exercise poor discretion with respect to how the proceeds are used. The proceeds may not be invested effectively or in a manner that yields a favorable or any return. Any of these could result in financial losses that could have a material adverse effect on our business, financial condition, and results of operations.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were organized as a Maryland Limited Liability Company on June 28, 2021. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations, and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.
We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our inventory and COGS, product and app development, sales and marketing, and operational expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

There can be no assurance that the company will achieve profitability.
There can be no assurance that the Company will achieve profitability. The Company may depend upon funds raised from this Offering and additional financings to finance its operations. No assurance can be given as to (i) the sufficiency of the funds raised from the Offering, (ii) the ability of the Company to raise or borrow additional funds, (iii) if the funds are available, that the terms will be acceptable by the Company, or (iv) the ability of the Company to attain its financial objectives.

We may be unable to execute our business plan.
While we are currently in the process of implementing our business plan, we have generated limited revenue to date. We face many challenges in marketing and distributing our product, including: (i) building product awareness and demand through effective marketing, (ii) sustaining demand through quality product, and (iii) entering into relationships to build our brand and effectively distribute our product. We cannot assure you that the market will accept our product and may

prefer existing products or products yet to reach the market produced by our competitors. If we are unable to successfully market and distribute our product, the Company may fail, which could result in a decrease or elimination of the value of your investment in the Company.

If we successfully execute our business plan, or exceed our projections, we may be unable to manage or sustain growth.

The Company has not demonstrated any commercial success or proof of concept. However, if demand for our products grows rapidly, we will require additional resources. The availability of qualified personnel, ingredients, equipment, and other resources may affect our growth. In addition, rapid growth could result in new and increased responsibilities for our personnel and could strain our management, operating systems, and other resources. Our failure to effectively manage expansion, if any, could have a material adverse effect on our business, operating results, and financial condition.

Our advertising and marketing efforts may be costly and may not achieve desired results.

We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees.

In particular, the Company is dependent on Dan Fischer, Founder and Chief Executive Officer; Decklan Fischer, Chief Operating Officer; and Khaled Mohamed, Vice President of Operations. The Company does not have an employment agreement with Dan Fischer, Decklan Fischer, and Khaled Mohamed, and there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Dan Fischer, Decklan Fischer, and Khaled Mohamed, or any member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow, and results of operations.

Quality management plays an essential role in determining and meeting customer requirements and the expectations of our readers, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance, if applicable, or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Dan Fischer, Decklan Fischer, and Khaled Mohamed in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Dan Fischer, Decklan Fischer, and Khaled Mohamed die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such persons could negatively affect the Company and its operations.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, the current owners of the Company who own 20% or more of the Company's outstanding equity currently beneficially own up to 100% of the Company's equity. Subject to any fiduciary duties owed to our other owners or investors under Maryland law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Form C entitled "RELATED PARTY TRANSACTIONS" for further details.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Dependence on New Model Development.

Cyberbike relies on the timely development and launch of new e-bike models. Engineering delays, supplier setbacks, or failed prototype validation can push launch timelines beyond internal forecasts. Any delay can reduce sales velocity, shift seasonal demand, or limit the company's ability to compete with larger manufacturers. As a result, the company's business, financial condition, or results of operations may be adversely affected.

Warranty and Return Obligations

Cyberbike's warranty and return policies may create operational and financial exposure. The company offers limited warranty coverage on components for one year and motors for two to three years, but warranty claims do not cover labor costs and may require customers to pay shipping deductibles after the initial period. Returns are only accepted within 30 days on unridden bikes, carry a 15% restocking fee, and require the customer to cover return shipping. These terms may lead to customer dissatisfaction, increase support demands, or result in higher replacement and shipping costs if defect rates rise, which could affect operating results.

Reliance on Third-Party OEM Manufacturers.

Cyberbike depends on multiple external manufacturing partners for frames, components, assembly, and quality control. The company does not control these facilities. Any production errors, material shortages, or operational failures at these partners can result in delayed shipments, increased defect rates, or unplanned cost increases. These outcomes can harm customer satisfaction and negatively impact revenue.

Exposure to Tariff and Import Cost Volatility.

The company depends on overseas manufacturing partners. Changes in U.S. import duties, freight rates, or customs policies can materially increase landed costs and reduce margin. Shifting production to alternative partners requires capital, lead time, engineering integration, and supply chain adjustments. If tariff levels or import restrictions change unexpectedly, the company may be unable to offset the cost impact, which could harm operating results.

Dependence on Battery and Component Availability.

High-capacity lithium-ion batteries, drivetrains, suspension systems, and electronics used in Cyberbike products are sourced from specialized suppliers. Any shortage, factory shutdown, or allocation limits can stall production and constrain sales. Substitute components may not meet performance or compatibility requirements. Supply constraints can decrease revenue and increase costs

Technology Integration and Software Performance Risk.

Cyberbike plans to expand connected features and software tools within its product lineup. Any software bugs, app malfunctions, or connectivity failures can hinder product usability, slow adoption, or trigger customer dissatisfaction. Development timelines for digital features may slip, and actual performance may not meet customer expectations. These issues could adversely affect customer retention and brand reputation.

Seasonality and Sensitivity to Outdoor Recreation Trends.

Sales of e-mountain bikes and related products fluctuate seasonally and depend heavily on outdoor recreation participation. Poor weather patterns, wildfire closures, or broader declines in recreational activity can weaken demand during critical selling periods. Seasonal drops in revenue can create periods of reduced cash inflow, which may place pressure on the company's operating liquidity and short-term financial flexibility.

Our vehicles may not perform in line with customer expectations.

Our vehicles may not perform in line with customers' expectations. For example, our vehicles may not have the durability or longevity of other vehicles in the market and may not be as easy and convenient to repair as other vehicles on the market. Any product defects or any other failure of our vehicles to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, prospects, financial condition and operating results.

In addition, the range of our vehicles on a single charge declines principally as a function of usage, time and charging patterns as well as other factors. For example, a customer's use of his or her electric vehicle as well as the frequency with which he or she charges the battery can result in additional deterioration of the battery's ability to hold a charge. Furthermore, our vehicles may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. If any of our vehicles fail to perform as expected, we may need to delay deliveries, initiate product recalls and provide servicing or updates under warranty at our expenses, which could materially and adversely affect our brand, business, prospects, financial condition and operating results.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property, and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Changes in federal, state, or local laws and regulations could increase our expenses and adversely affect our results of operations.

Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations, we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our business could be adversely affected by legal challenges to our business model or by actions restricting our ability to provide the full range of our services in certain jurisdictions.

We face potential risks stemming from legal challenges or regulatory actions that may impede our business operations or restrict the scope of our services within specific geographic areas. Such legal hurdles or regulatory constraints could lead to increased operational costs, compliance burdens, or limitations on our ability to offer our full suite of services. These challenges may have adverse effects on our financial performance, growth trajectory, and market expansion efforts. Additionally, restrictions on service provision in certain jurisdictions could curtail our ability to capitalize on market opportunities and broaden our customer base, potentially impacting our revenue streams and market positioning. Investors should consider the potential implications of legal and regulatory challenges on our business operations and financial viability when assessing investment prospects.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our insurance may not provide adequate levels of coverage against claims.
We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

If we cannot continue to develop, acquire, market, and offer new products and services or enhancements to existing products and services that meet customer requirements, our operating results could suffer.
The process of developing and acquiring new products and services and enhancing existing offerings is complex, costly, and uncertain. If we fail to anticipate customers' rapidly changing needs and expectations or adapt to emerging trends, our market share and results of operations could suffer. We must make long-term investments, develop, acquire, or obtain appropriate intellectual property and commit significant resources before knowing whether our predictions will accurately reflect customer demand for our products and services. If we misjudge customer needs in the future, our new products and services may not succeed, and our revenues and earnings may be harmed. Additionally, any delay in the development, acquisition, marketing or launch of a new offering or enhancement to an existing offering could result in customer attrition or impede our ability to attract new customers. As a result, our business, financial condition, or results of operations may be adversely affected.

Maintaining, extending, and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands, or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend, and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including loan referral practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

The market is competitive, and our success is reliant upon our ability to keep up with rapid technological advances.
We operate in a highly competitive and rapidly changing marketplace with a variety of organizations that offer services competitive with those we offer. The markets for the Company's products and services are highly competitive, and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include

price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support, and corporate reputation.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations, and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Our business model relies heavily on a concentrated market segment, making us vulnerable to risks associated with limited diversification.
This concentration can lead to increased exposure to market fluctuations, competitive pressures, supplier and customer dependencies, regulatory changes, and technological disruptions. Potential investors should carefully consider the implications of our market concentration, as adverse developments in our primary market could significantly impact our revenue, profitability, and overall financial stability.

The development and commercialization of our products and services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships, or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets, as well as greater financial, technical, and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We may lose market share if we are unable to compete successfully against our current and future competitors.
We operate in intensely competitive industries that experience rapid technological developments, changes in industry standards and changes in customer requirements. The markets that we serve may be fragmented, highly competitive, rapidly changing and characterized by intense price competition. Some of our competitors have financial and other resources greater than ours. We cannot assure you that we will continue to compete effectively against existing or new competitors that may enter our markets.

Exposure to Shifts in the Electric Bike Market.
Cyberbike participates in the electric bike industry, which is influenced by rapidly shifting consumer preferences, recreation trends, and transportation patterns. If demand for e-bikes slows due to changes in discretionary spending, lower adoption of micromobility solutions, or evolving rider preferences, the company may experience reduced sales volumes. As a result, the company's business, financial condition, or results of operations may be adversely affected.

High Competition From Established Brands and New Entrants.

The e-bike market contains large, well-funded brands and a growing number of new entrants. Competitors can release new models, reduce prices, expand dealer networks, or increase marketing spend at levels Cyberbike cannot match. If competing offerings become more attractive on price, performance, or brand strength, the company may lose market share. These pressures can negatively impact revenue and margins.

Dependence on Broader Economic Conditions and Discretionary Spending.

E-bikes are discretionary purchases that rely on consumer confidence and personal spending capacity. Any downturn in the economy, rise in interest rates, increase in unemployment, or reduction in household discretionary spending may reduce demand for e-bikes. This exposure makes the company susceptible to economic cycles that can weaken sales and cash flow.

Regulatory and Classification Risks Within Micromobility Markets.

The electric bike industry is affected by varying state, local, and federal regulations concerning motor classifications, speed limits, safety standards, import rules, and road or trail access. Any changes to e-bike classification laws or restrictions on where e-bikes may be operated can reduce consumer demand or limit the types of models the company may legally sell. Compliance with shifting regulatory frameworks may require additional cost or redesign of existing products.

Our business is subject to the risks of earthquakes, fire, power outages, floods, and other natural disasters and catastrophic events, and to interruption by man-made problems such as war and terrorism.

A significant natural disaster or other catastrophic event, such as an earthquake, fire, flood, power outage, telecommunications failure, cyberattack, war, terrorist attack, sabotage, other intentional acts of vandalism or misconduct, geopolitical event, pandemic, or other public health crisis, such as the COVID-19 pandemic, or other catastrophic occurrence could adversely affect our business, results of operations, financial condition, and prospects. For example, the COVID-19 pandemic led to certain business disruptions, including travel bans and restrictions, shelter-in-place orders, and the postponement or cancellation of major events, which affected the economy as a whole, and, although we saw increased growth in our user base during the COVID-19 pandemic, a future pandemic or similar health event could adversely affect our business, results of operations, financial condition, and prospects. Furthermore, escalation of geopolitical tensions, including as a result of escalations in the ongoing conflict between Russia and Ukraine, or the recent escalation of conflict between Israel and the Palestinians, could have a broader impact that expands into other markets where we do business, which could adversely affect our business, vendors, partners, or the economy as a whole. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems could result in lengthy interruptions in our services or disruptions in our activities or the activities of our vendors, partners, or the economy as a whole. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate. We do not carry business interruption insurance sufficient to compensate us for the potentially significant losses, including the potential harm to our business that may result from interruptions in our ability to provide our products and services. Any such natural disaster or man-made problem could adversely impact our business, results of operations, financial condition, and prospects.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration, or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We rely on various intellectual property rights, including patents and trademarks, in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented, or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property, or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants, and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Intellectual property litigation could be initiated against the Company.

There is always a risk that another party will initiate a lawsuit or other action against the Company for violating that party's intellectual property rights, which may result in unforeseen expenses, potentially resulting in an entire loss of your investment.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The Company intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with, and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Risks Related to Investment in our Securities

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX, AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company, or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide.

Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his, her or their attorney.
You should be aware of the long-term nature of this investment. There is not currently and likely will not in the future be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Transfer of the Crowd Notes is also subject to the prior written approval of the Company, which may be given or withheld in the Company's sole discretion. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers, or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and thus, will not have the right to vote on any matters coming before the members of the Company for a vote. By granting this proxy, you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company, and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the Intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the members for a vote. The intermediary does not have any fiduciary duty to you to vote membership interests in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may

not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The provisions of the Securities relating to a liquidation event or change of control transactions will not necessarily protect you.

The provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger, or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would trigger these protective provisions. Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repurchase the Securities in the event of a takeover, recapitalization, or similar transaction.

We may not be able to repurchase all of the Securities upon a liquidation event or change of control repurchase event.

Upon the occurrence of events constituting a liquidation event or change of control, we may not have sufficient funds to repurchase the Securities in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

Affiliates of the Company, including officers, directors, and existing members of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing members, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form C contains forward-looking statements within the meaning of the federal securities laws, which are statements that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "shall," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this Form C include, but are not limited to, statements about:

- our future financial performance, including our revenue, cost of revenue, and operating expenses;
- our ability to maintain the quality and availability of our product(s);
- our ability to increase the number of paid customers;
- our ability to achieve widespread adoption;
- our ability to effectively manage our growth and future expenses;
- our ability to maintain our network of partners;
- our ability to enhance or improve our product(s) to respond to new technologies and requirements;
- our estimated market opportunity;
- the future benefits to be derived from potential third-party partnerships or integrations;
- our ability to maintain, protect, and enhance our intellectual property;
- our ability to comply with modified or new laws and regulations applying to our business;
- the attraction and retention of qualified employees and key personnel;
- our anticipated investments in sales and marketing and research and development;
- the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs; and
- our ability to successfully defend litigation brought against us.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Form C.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Form C primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section entitled "RISK FACTORS" and elsewhere in this Form C. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Form C. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Form C relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Form C to reflect events or circumstances after the date of this Form C or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Form C, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

_____

MARKET & INDUSTRY DATA

This Form C contains statistical data and estimates that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled "RISK FACTORS."

THE COMPANY

Business & Anticipated Business Plan

Cyberbike LLC designs and sells e-bikes and related e-mobility products. The company was founded in June 2021 by Dan Fischer, a hardware-focused entrepreneur with prior experience developing the Fischer MRX650 sport motorcycle and other consumer products. Cyberbike was created to address a gap in the eMTB category, where many mass-market e-bikes lack off-road capability and premium eMTB brands are priced at higher levels. The company's development approach combines overseas OEMs, in-house engineering oversight, and U.S.-based customer support to produce performance-oriented e-bikes at mid-market price points.

Cyberbike's current lineup spans mid-drive and hub-drive eMTBs, e-moto models, and youth bikes, all produced through established manufacturing partners. These include FSD, a major bicycle manufacturer that is expected to assume production of its 2026 models, as well as Rerode, HappyRun, and Aimos, which support earlier models and specific product lines. The company conducts sales primarily through direct-to-consumer e-commerce and a growing nationwide dealer network, supported by U.S.-based service operations. Product pricing ranges from entry-level models to higher-performance mid-drive platforms, positioning Cyberbike between low-power consumer e-bikes and premium, high-cost competitors.

Cyberbike's anticipated business plan centers on expanding its eMTB and e-moto lineup, completing development of its 2026 Raptor and Cyclone models, and rolling out the Cyberbike Revo and Venture series. The company is also aiming to deploy its Cyberbike Connect app in Q1 2026 and increase production through tariff-friendly facilities operated by FSD following 2025 U.S. import tariff changes. This shift is intended to stabilize long-term manufacturing continuity and reduce landed-cost volatility. Cyberbike expects to support growth through expanded dealer partnerships, targeted digital marketing, and continued investment in customer support infrastructure.

Cyberbike operates in the e-bike market that includes brands such as Trek Bicycle, Specialized Bicycle Components, Orbea, Cannondale, Rad Power Bikes, and other established e-bike manufacturers. The company differentiates itself through a focus on full-suspension eMTBs priced below some comparable models, along with proprietary frame designs and U.S.-based customer support. As it transitions production toward FSD's tariff-diversified facilities, Cyberbike aims to stabilize manufacturing costs while expanding with its 2026 product lineup. By emphasizing performance, price accessibility, and the ability to adapt to changing import and supply-chain conditions, the company seeks to strengthen its position in the e-bike market while continuing to serve both recreational and utility-focused riders.

Products & Services

Product / Service	Development Stage	Description	Market
Blitz	Developed	Full-suspension fat-tire eMTB designed for aggressive trail and mixed-terrain riding, equipped with a 1,000W (2,000W peak) hub motor, hydraulic disc brakes, and a compact carbon-steel frame built for durability.	E-Bikes
Charger eMoto	Developed	High-power e-moto with an 8,000W peak motor, 72V battery, full suspension, and moto-style geometry, engineered for riders seeking maximum torque, long-range capability, and off-road performance.	E-Bikes
Raptor Pro (2025)	Developed	Performance eMTB built for trail and all-mountain use, pairing a 750W mid-drive motor and swappable battery with RockShox suspension, Shimano SLX drivetrain, and a durable aircraft-grade alloy frame.	E-Bikes
Cyclone RX (2025)	Developed	Mid-drive, full-suspension eMTB built for trail and all-mountain riding, powered by a 130 Nm Star Union motor and a 624 Wh battery for strong climbing and extended range.	E-Bikes

Aspen	Developed	Light-trail hardtail eMTB featuring a 500W hub motor, 576Wh battery, 100mm suspension fork, Shimano 8-speed drivetrain, and hydraulic brakes for versatile mixed-terrain riding.	E-Bikes	
Expedition	Developed	Long-tail cargo e-bike designed for hauling and utility use, built with front and rear racks, a 48V 13.5Ah battery, a powerful 750W motor, and an aluminum frame for stability under load.	E-Bikes	
Nimbus	Developed	Lightweight step-through city e-bike with a 500W rear hub motor, 576Wh battery, fenders, rack, and commuter-oriented geometry, offering comfort and practicality for everyday urban riding.	E-Bikes	
Fusion	Developed	Full-suspension step-through eMTB combining trail capability with easy access, powered by a 750W mid-drive motor and 48V battery, with air suspension, hydraulic brakes, and Shimano 8-speed gearing.	E-Bikes	
Scamp	Developed	Kids' electric dirt bike for riders aged 4+, featuring a 300W hub motor, 36V battery, 3 speed modes (up to 15 mph), real suspension, fat 12" tires, and a low seat height for stability and confidence.	E-Bikes	
Accessories	Developed	A range of accessories including lighting systems, racks, saddles, replacement parts, batteries, tools, and branded gear designed to support upgrades, maintenance, and rider comfort.	E-Bikes	

Intellectual Property

Application or Registration Information	Title	Description	Application Date	Grant Date	Country
Serial No. 88-778,875	Trademark	CYBERBIKE	1/30/20	09/21/21	U.S.

Directors & Officers

Name	Board Service	Company Position(s)	Principal Occupation	Business Experience
Dan Fischer	N/A	Founder, CEO, and Managing Member *June 2021 - Present*	Cyberbike, Founder, CEO, and Managing Member *June 2021 – Present* --- Copier1, Founder and President	Cyberbike, Founder, CEO, and Managing Member *June 2021 – Present* Leads product design, engineering direction, and commercialization of electric mountain bikes and e-moto platforms.

			July 1994 – Present	Oversees manufacturing strategy, OEM coordination, and quality assurance across multiple production partners. Directs chassis development, safety compliance, and system integration. Manages corporate strategy, sales execution, and organizational growth initiatives. --- Copier1, Founder and President *July 1994 – Present* Leads business development, customer acquisition, and vendor relationships across multiple regions. Oversees financial management, staffing, and operational infrastructure supporting long-term business continuity. Provides strategic oversight while supporting additional entrepreneurial ventures.
Decklan Fischer	N/A	COO and Member *July 2024 – Present*	Cyberbike, COO and Member *July 2024 – Present*	Cyberbike, COO and Member *July 2024 – Present* Drives investor relations, sales execution, and strategic growth planning. Leads operational scaling, process automation, and cross-functional coordination. Directs product planning, dealer outreach, and business development initiatives. --- AbelZeta/CBMG, Manufacturing Associate *September 2023 – July 2024* Executed CAR-T manufacturing in a GMP-compliant environment.

| | | | | Managed inventory, vendor coordination, and workflow improvements.

Supported documentation accuracy and production readiness.

AstraZeneca, Associate Specialist – Manufacturing Sciences

December 2022 – September 2023

Led monoclonal antibody purification and formulation for clinical-scale runs.

Oversaw documentation control, team training, and process optimization.

Coordinated interdepartmental support across manufacturing activities.

AstraZeneca, Production Technician

August 2022 – December 2022

Performed downstream antibody purification and conjugation protocols.

Supported antibody-drug conjugation workflows at lab scale.

Maintained production documentation and equipment readiness. |
|---|---|---|---|---|
| Khaled Mohamed | N/A | Vice President of Operations and Member

July 2022 – Present | Cyberbike, Vice President of Operations and Member

July 2022 – Present

Cutting Edge Decking, Operations Manager

August 2025 – Present | Cyberbike, Vice President of Operations and Member

July 2022 – Present

Manages operational functions, including production coordination, vendor communication, and internal process oversight.

Supports planning for new model development, manufacturing timelines, and supply chain workflows. |

				Contributes to dealer network support, order fulfillment processes, and customer-facing operational systems. --- Cutting Edge Decking, Operations Manager *August 2025 – Present* Oversees purchasing, fabrication workflows, scheduling, and distribution of steel decking products. Manages vendor relations, inventory control, and operational planning for a growing manufacturing operation. Supports process development and organizational structure as the company scales early-stage production.

Legal Matters

Covered Persons
Covered Persons are:

- directors, officers, general partners or managing members of the Company;
- beneficial owners of 20 percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
- promoters connected with the issuer in any capacity at the time of the Offering;
- persons that have been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the Offering; and
- general partners, directors, officers, or managing members of any such solicitor.

Governmental/Regulatory Approval and Compliance
The Company is subject to U.S. laws and regulations affecting its domestic operations in the areas of labor, consumer protection, quality of services, safety, and other areas. Failure to comply with these laws and regulations could subject the Company to administrative and legal proceedings and actions by these various governmental bodies.

Litigation
There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company, any predecessor entity of the Company, any entity under common control with the Company, or against any Covered Person of the Company.

Bad Actor Disclosure
"Bad actor" disqualifications include criminal convictions, court injunctions and restraining orders, final orders of state and federal regulators, SEC disciplinary orders, SEC cease-and-desist orders, SEC stop orders, suspension from a self-regulatory organization, and US Postal Service false representation orders.

None of the Company, any predecessor entity of the Company, any entity under common control with the company, or any Covered Person of the Company is subject to any bad actor disqualification under any relevant U.S. securities laws.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or

proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Please also see the "ANNUAL REPORT DISCLOSURE INFORMATION" within this Form C and the financial statements attached hereto as Exhibit A. The financial statements are an important part of this Form C and should be reviewed in their entirety.

Results of Operations

In 2024, Cyberbike generated approximately $1.48 million in revenue, reflecting a year-over-year increase of more than 370% compared to 2023 as the company expanded sales across its product lineup. For the period of January through October 2025, Cyberbike reported approximately $796,000 in revenue, a decline from the $1.21 million recorded over the same period in 2024. The reduction is primarily attributed to operational and supply challenges beginning in early 2025, including financial distress at the company's current main assembly supplier and the impact of new U.S. import tariffs on e-bikes and e-moto products. Despite these issues, 2025 revenue for the January–October period remains more than 340% higher than the same period in 2023.

Cyberbike reported gross profit of $509,530 in 2024, an increase of nearly 200% from the $170,158 generated in 2023. For January through October 2025, gross profit totaled approximately $286,985. While this is lower than the $387,828 recorded over the same period in 2024, it remains above the $63,353 reported for the corresponding period in 2023. As part of its response to supplier disruptions and tariff-driven cost increases, Cyberbike began establishing new production and engineering arrangements with FSD, a manufacturing partner expected to take on full production of the company's 2026 models.

Total expenses increased to approximately $488,000 in 2024, up from roughly $90,000 in 2023, driven by higher marketing and administrative spending required to support revenue growth. Advertising and marketing costs were the largest expense category at approximately $320,244, followed by general and administrative expenses of roughly $130,671. For January through October 2025, total expenses were approximately $444,000, reflecting higher freight and logistics costs, which rose by roughly 26% compared to the prior year period. Advertising and marketing expenses for the same period were approximately $166,000, down from roughly $264,000 in 2024.

Cyberbike generated net income of approximately $21,060 in 2024, compared to $80,073 in 2023. For January through October 2025, the company reported a net loss of approximately $157,000 as increased costs and supplier-related disruptions weighed on profitability. The company's transition to a new manufacturing partner is intended to reduce long-term exposure to tariff-driven volatility and stabilize production for future periods.

Material Changes and Trends

The Company has not observed any material changes or trends in its financial condition or results of operations during the time period subsequent to the period for which financial statements have been provided.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds may have an effect on our liquidity, as we currently have minimal cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy. The Company is currently funding operations through a combination of its revenues, existing line of credits, and occasional cash infusions from Copier1, a business owned by Founder and CEO Dan Fischer.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures related to property, plant, or equipment. However, it expects to allocate resources toward completing engineering work with FSD on its next-generation eMTB platform, including preparation of technical documentation, specifications, and pre-production requirements. The Company also plans to continue development of its Cyberbike App by finalizing features that support product functionality and customer use.

———————————————————————

THE OFFERING

The Company is offering up to 1,000,000 of Crowd Notes for up to $1,000,000. The Company is attempting to raise a minimum amount of $25,000 in this Offering (the "**Minimum Amount**"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 16, 2026 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,000,000 (the "**Maximum Amount**"), and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

If a Purchaser does not cancel an investment commitment before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $250.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields set forth the compensation being paid in connection with the Offering.

Commission/Fees

At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Issuer shall also pay an escrow fee equal to the greater of $1,000 or 35 basis points of the total amount raised, whichever is greater, upon distribution of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The Intermediary will be entitled to receive a number of Crowd Notes of the Issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

_____

THE SECURITIES

We request that you please review the Subscription Agreement and Crowd Note(s), respectively attached hereto as Exhibit C and Exhibit D, in conjunction with the following summary information.

Authorized Capitalization

See the "Company Securities Issued & Outstanding" section for details concerning our authorized capitalization.

Definitions

Crowd Note. A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company but gets membership interests at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument.

Discount: n/a

Interest Rate: n/a

Post-Money Valuation Cap: $5 million

Major Investor. An investor who invests at least $25,000 in this Offering

Qualified Equity Financing. The first sale (or series of related sales) by us of our preferred membership interests following the closing of this Offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred membership interests in connection with such sale (or series of related sales).

Conversion Price. The lower of:

(i)   the product of (a) one minus any applicable Discount, and (b) the price paid per interest for preferred membership interests by the investors in the Qualified Equity Financing, or

(ii)   the quotient resulting from dividing (a) the Valuation Cap by (b) the total number of membership interests that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange, or conversion of all securities exercisable or exchangeable for, or convertible into, our membership interests), immediately prior to the closing of the Qualified Equity Financing.

Conversion Interests. Interests of our preferred membership interests that are issued in connection with the Qualified Equity Financing.

Shadow Series. A series of our preferred membership interests that is identical in all respects to the interests of preferred membership interests issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Memberships Interests in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Membership Interests), except that the liquidation preference per interest of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i)   shadow series members will grant their vote on any matter that is submitted to a vote or for the consent of the members of our company (except for on matters required by law) by irrevocable proxy; and

(ii)   shadow series members will receive quarterly business updates from the company through the Intermediary's platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction. The:

(i)   closing of the sale, transfer, or other disposition of all or substantially all of our assets,

(ii)   consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of membership interests of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the membership interests of our company or the surviving or acquiring entity),

(iii)   closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting membership interests of our company (or the surviving or acquiring entity), or

(iv)   initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

Outstanding Principal. The price paid for the Crowd Note plus any unpaid accrued interest.

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, then the specified event upon which the Crowd Note would convert into membership interests of our company is a Qualified Equity Financing.

If you are not a Major Investor, then the Crowd Note will only convert into membership interests of our company upon the earlier of

(i)   our company's election to convert your Crowd Note, or

(ii)   a Corporate Transaction that occurs after a Qualified Equity Financing.

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into a number of Conversion Interests equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price.

The issuance of Conversion Interests will be on the same terms and conditions applicable to the interests sold in the Qualified Equity Financing. However, any investor who is not a Major Investor will receive a Shadow Series of preferred membership interests upon conversion of such investor's Crowd Note.

Corporate Transaction and Corporate Transaction Payment

In the event of a Corporate Transaction, you will receive an amount equal to two times (2x) your Outstanding Principal. If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Outstanding Principal.

Termination of Crowd Note

The Crowd Notes will terminate upon the earlier of:

(i)   a conversion of the entire Outstanding Principal under the Crowd Notes into Conversion Interests, or

(ii)   the payment of amounts due to the investor pursuant to a Corporate Transaction.

Transfer Restrictions

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred:

(i)   to the Company,

(ii)   to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act,

(iii)   as part of an IPO, or

(iv)   to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, daughter-in-law, son-in-law, sister-in-law, brother-in-law, and includes adoptive relationships.

Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

IPO Lock Up

Furthermore, upon the event of an initial public offering, the equity interest into which the Crowd Notes are converted will be subject to a lock-up period and may not be sold for up to 180 days following such initial public offering.

No Voting Rights, No Membership Agreement, No Anti-Dilution Rights

The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Interests, shadow series members shall grant their vote on any matter that is submitted to a vote for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any membership/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Other Material Terms

The Company does not have the right or the obligation to repurchase the Securities.

_____

USE OF PROCEEDS

Cyberbike LLC plans to use proceeds from the Offering to purchase inventory and cover cost of goods for its upcoming FSD-manufactured e-MTB lineup, including batteries, components, and replacement parts required for the spring sales cycle. Additional proceeds will support engineering work on the next-generation platform, completion of the remaining non-Bluetooth features of the Cyberbike App, and preparation of technical documentation, spec sheets, and pre-production requirements. Funds will also be allocated toward sales and marketing activities tied to pre-order campaigns, operational needs such as Shopify and 3PL fees, customer-support tools, and limited contractor support roles, with a portion reserved as a contingency buffer for production or logistics variances.

The percentage allocated to each Company objective may vary depending on proceeds raised, and the information presented is not inclusive of payments to financial and legal service providers incurred in connection with the Offering and due in advance of the Offering's close. The Company has the discretion to alter how proceeds are used based on general economic conditions or a change in business needs.

	Aggregate Minimum Offering Amount	Aggregate Maximum Offering Amount
Total Proceeds	$ 25,000	$ 1,000,000
(Intermediary Fees)	$ (1,250)	$ (50,000)
(Escrow Fees)	$ (1,000)	$ (3,500)
Net Proceeds	$ 22,750	$ 946,500

The information presented below is net of intermediary fees and escrow-related fees incurred in connection with the Offering and due in advance of the Offering's close.



Target Offering Amount Chart

3%
11%
33%
53%
Product Development & App Completion
Sales and Marketing
Ops, Working Capital, & Customer Support
Contingency Reserve

Maximum Offering Amount Chart

3%
25%
39%
15%
18%
Inventory and COGS
Product Development & App Completion
Sales and Marketing
Ops, Working Capital, & Customer Support
Contingency Reserve

Inventory & COGS
Purchase inventory for the upcoming FSD-manufactured e-MTB lineup, along with batteries, components, and replacement parts required for the spring sales cycle. Inventory deployment will begin once pre-order revenue is active and raise proceeds are available

Product Development & App Completion
Finalize engineering work with FSD on the next-generation e-MTB platform and complete the remaining non-Bluetooth features of the Cyberbike App. Funds will also support technical documentation, spec sheets, and pre-production preparation for the new model line.

Sales & Marketing
Launch targeted pre-order marketing for the new FSD e-MTB, including digital advertising, influencer content, dealer outreach, and seasonal campaigns designed to re-establish revenue momentum ahead of the spring season.

Operations, Working Capital & Customer Support
Cover essential operating expenses such as Shopify and 3PL fees, accounting services, and customer-support tools, while enabling the addition of part-time or contractor support roles. Includes addressing legacy refund liabilities to stabilize payment gateways and ensure smooth customer operations

Contingency Reserve
Maintain a small buffer for unexpected production or logistics variances, including tariff shifts, currency fluctuations, or timeline changes during the manufacturing cycle.

_____

<h1 style="text-align:center">OWNERSHIP & CAPITAL STRUCTURE</h1>

Company Securities Issued & Outstanding

Security	Amount Authorized	Amount Issued & Outstanding	Voting Rights	Other Rights or Terms	How this security may limit, dilute, or qualify securities issued in the Offering	Ownership Percentage (if converted prior to Offering)
Membership Interests	N/A	100%	None	N/A	N/A	100%

Securities Reserved for Issuance upon Exercise or Conversion

There are no additional securities currently reserved for issuance upon exercise or conversion.

Principal Security Holders

As of the date hereof, a majority of the Company is owned by Dan Fischer, Decklan Fischer, and Khaled Mohamed. The beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed below.

Name	Security	Number Held	Voting Power Prior to Offering*
Dan Fisher	Membership Interests	N/A	33.33%
Decklan Fischer	Membership Interests	N/A	33.33%
Khaled Mohamed	Membership Interests	N/A	33.33%

The Managing Member, Dan Fischer, has full decision-making authority over all business and operational matters. Members do not have general voting rights; however, unanimous written member approval is required for the following: (1) sale of all or substantially all assets, (2) merger or dissolution, (3) admitting a new member, (4) incurring debt over $100,000, and (5) amending the Operating Agreement. In all other matters, the Managing Member controls governance and decision-making.

Exempt Offerings Conducted Within the Past Three Years

The company has not conducted any exempt offerings within the past three years.

Material Terms of Any Debt

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
M&T Bank	$148,832 as of October 31,2025	8.33% per annum	February 28, 2029	On February 1, 2024, the Company entered into a term note with M&T Bank for $200,000. Monthly payments of $4,098 began on March 15, 2024, based on a 60-month amortization schedule. The loan is unsecured and used for general business purposes.
M&T Bank	$24,372 as of October 31,2025	Prime Rate plus 1.75%	N/A	The Company maintains a revolving line of credit for borrowings up to $25,000. The

				line of credit is payable on demand and is subject to an annual fee of $200.
WebBank	$131,910 as of October 31,2025	N/A	July 2026	On December 16th, 2024, the Company entered into a merchant loan agreement with WebBank for total funding of $255,000, with total repayment obligations of $280,500, including a $25,500 cost of funds. The loan is repayable over approximately 18 months through daily payments equal to 22% of daily Shopify sales. The loan is unsecured and used for general business purposes.
Mike Fischer	$102,755 as of October 31, 2025	N/A	Repayment of the loan balance is at the discretion of the Company.	The company maintains a revolving loan account with no set borrowing limit. The loan balance is non-interest bearing and subordinate to all existing and future senior or institutional financing of the Company. See "Related Party Transactions" for additional information.
Cross River Bank	$46,847 as of October 31, 2025	10.99%	July 2028	In July 2025, Dan Fischer personally obtained a $50,000 loan to provide additional working capital to the Company. While the loan remains in Dan's name and is not an obligation of the Company, it's expected to be paid off with Company revenue. See "Related Party Transactions" for additional information.
Bank of America	$14,661 as of November 10, 2025	Purchases: Variable APR of 25.99% Cash: Variable APR of 27.99%	Minimum payments are required each statement period. A $49 late fee is assessed when a payment is missed.	The Company maintains a credit card with Bank of America. The card balance has been maxed out over the last several months and has been accruing interest along with late payment fees. The Company expects to pay off the outstanding balance in Q1 2026 via capital contributions from Dan Fischer's other owned entity Copier1, LLC.

Related Party Transactions

From time to time the Company may engage in transactions with related parties. Related parties are defined as any director or officer of the Company; any person who is the beneficial owner of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such immediate family member.

To the best of our knowledge the Company has engaged in the following transactions or relationships which may give rise to a conflict of interest with the Company, its operations, or its security holders.

Related Party	Relationship to Company	Dollar Amount	Nature of Transaction
Dan Fischer	Founder, CEO, and Managing Member	$50,000	Dan Fischer personally obtained a $50,000 loan in July 2025 to provide additional working capital to the Company. While the loan remains in Dan's name and is not an obligation of the Company, it's expected to be paid off with Company revenue. The balance of the loan as of October 31, 2025 was $46,847.
Mike Fischer	Brother of Dan Fischer	$102,755	The company maintains a revolving loan account with no set borrowing limit. The loan balance is non-interest bearing and subordinate to all existing and future senior or institutional

			financing of the Company. The balance of the loan as of October 31, 2025 was $102,755.
Copier1, LLC	Company owned by Dan Fischer	$369,243	Since inception, Copier1, an entity owned by Dan Fischer, has made net contributions of $369,243 to the Company to support operations. These contributions are owner-directed, not expected to be repaid or exchanged for equity and carry no interest rate.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I, Dan Fischer, certify that:

(1) the accompanying unaudited financial statements of Cyberbike LLC, comprised of the balance sheet and the related statements of income (deficit), members' equity, and cash flows for the fiscal years ended December 31, 2024 and December 31, 2023, and the related notes to said financial statements (collectively, the "**Financial Statement**"), are true and complete in all material respects; and

(2) the tax return information of Cyberbike LLC included herein reflects accurately the information reported on the tax return for Cyberbike LLC filed for the fiscal year(s) ended December 31, 2024 and December 31, 2023.

/s/ Dan Fischer
(Signature)

Dan Fischer
(Name)

Founder and Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following person(s) in the capacities and on the dates indicated.

/s/ Dan Fischer	/s/ Decklan Fischer
(Signature)	(Signature)
Dan Fischer	Decklan Fischer
(Name)	(Name)
Founder and Chief Executive Officer	Chief Operating Officer
(Title)	(Title)
December 15, 2025	December 15, 2025
(Date)	(Date)

/s/ Khaled Mohamed
(Signature)

Khaled Mohamed
(Name)

Vice President of Operations
(Title)

December 15, 2025
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Subscription Agreement
Exhibit D	Crowd Notes
Exhibit E	Pitch Deck

_____

EXHIBIT A

Financial Statements

Cyberbike LLC (the "Company") a Maryland Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024 & 2023



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Cyberbike LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in members equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
December 1, 2025

Vincenzo Mongio

Statement of Financial Position

| | As of December 31, | |
	2024	2023
ASSETS		
Current Assets		
Cash and Cash Equivalents	71,168	34,520
Inventory	190	58
Prepaid Inventory	216,763	153,632
Other	8,569	-
Total Current Assets	296,690	188,210
TOTAL ASSETS	296,690	188,210
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	1,478	5,716
Line of Credit	3,750	-
Notes Payable - Related Party	98,000	13,000
Notes Payable	203,200	-
Total Current Liabilities	306,428	18,716
Long-term Liabilities		
Notes Payable	204,743	-
Total Long-Term Liabilities	204,743	-
TOTAL LIABILITIES	511,171	18,716
Commitments & Contingencies (Note 4)		
EQUITY		
Members Equity	(214,481)	169,494
Total Equity	(214,481)	169,494
TOTAL LIABILITIES AND EQUITY	296,690	188,210

Statement of Operations

| | Year Ended December 31, | |
	2024	2023
Revenue	1,480,265	309,300
Cost of Revenue	970,735	139,141
Gross Profit	509,530	170,158
Operating Expenses		
Advertising and Marketing	320,224	68,685
General and Administrative	130,671	21,400
Research & Development	15,445	-
Rent and Lease	22,130	-
Total Operating Expenses	488,470	90,085
Operating Income (loss)	21,060	80,073
Earnings Before Income Taxes	21,060	80,073
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	21,060	80,073

Statement of Cash Flows

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	21,060	80,073
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	(4,238)	5,716
Inventory	(132)	(58)
Prepaid Inventory	(63,131)	(153,632)
Other	(8,569)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(76,070)	(147,974)
Net Cash provided by (used in) Operating Activities	(55,009)	(67,901)
FINANCING ACTIVITIES		
Line of Credit	3,750	-
Proceeds from Notes Payable - Related Party	85,000	13,000
Proceeds from Notes Payable	407,943	-
Members Contributions/(Distributions)	(405,036)	89,421
Net Cash provided by (used in) Financing Activities	91,657	102,421
Cash at the beginning of period	34,520	-
Net Cash increase (decrease) for period	36,648	34,520
Cash at end of period	71,168	34,520

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	**Accumulated Deficit**	**Total Member Equity**
Beginning Balance at 1/1/2023	-	-	-
Capital Contributions	89,421	-	89,421
Net Income (Loss)	-	80,073	80,073
Ending Balance 12/31/2023	89,421	80,073	169,494
Capital Distributions	(405,036)	-	(405,036)
Net Income (Loss)	-	21,060	21,060
Ending Balance 12/31/2024	(315,614)	101,133	(214,481)

Cyberbike LLC
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Cyberbike LLC ("the Company") was formed in Maryland on June 28, 2021. The Company is focused on the design, engineering, and assembly of high-performance electric bicycles and related products. The Company develops proprietary chassis designs and software-tuned power systems that deliver a performance-oriented riding experience at accessible price points.

Cyberbike operates in the rapidly growing eMobility segment, with an emphasis on innovation, product design, and vertical integration within electric two-wheel transportation. The Company sells directly to consumers through its online platform and through a developing network of authorized dealers and brand ambassadors.

Cyberbike's business model combines U.S.-based product development and customer support with overseas manufacturing partnerships for frame and component production. The Company's broader mission includes expanding its product line across adjacent eMobility categories, including utility-oriented e-bikes and potential future lightweight electric vehicle concepts.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 and 2026 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Inventory and Prepaid Inventory

Inventory is stated at the lower of cost or net realizable value, with cost being determined on a first-in, first-out (FIFO) basis. Payments made to suppliers for inventory not yet received are recorded as prepaid inventory. Upon receipt of goods at the warehouse, the amounts are reclassified to inventory. Inventory is expensed as cost of goods sold when shipped to customers.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2024.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A family member of the Company's Managing Member loaned the Company amounts resulting in a note payable balance of $98,000 as of December 31st, 2024. The loan does not accrue interest and is due on demand.

Copier1 LLC, a related party, processed payroll and paid certain shared operating expenses on behalf of the Company, including rent, marketing, and logistics. Amounts funded totaled approximately $61,000 in 2023 and $35,000 in 2024. These amounts were treated as related-party funding and recorded as capital contributions to additional paid-in capital. All amounts were fully settled through these contributions, and no payable or receivable balance was outstanding as of December 31, 2023 or 2024.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of related party loan.

On December 16th, 2024, the Company entered into a merchant loan agreement with WebBank for total funding of $255,000, with total repayment obligations of $280,500, including a $25,500 cost of funds. The loan is repayable over approximately 18 months through daily payments equal to 22% of daily Shopify sales. The loan is unsecured and used for general business purposes. The balance of the loan was $250,227 as of December 31st, 2024.

On February 1, 2024, the Company entered into a term note with M&T Bank for $200,000, bearing interest at 8.33% per annum and maturing on February 28, 2029. Monthly payments of $4,098 began on March 15, 2024, based on a 60-month amortization schedule. The loan is unsecured and used for general business purposes. The balance of the loan was $157,716 as of December 31st, 2024.

Line of Credit

The Company maintains a revolving line of credit with M&T Bank providing for borrowings up to $25,000, bearing interest at a variable rate equal to the Prime Rate plus 1.75%. The line of credit is payable on demand and is subject to an annual fee of $200. The balance of the Line of Credit was approximately $3,750 as of December 31st, 2024.

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	304,950
2026	122,627
2027	42,300
2028	35,600

2029	4,216
Thereafter	-

NOTE 6 – EQUITY

The Company is a limited liability company with one class of membership owned by multiple members.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 1, 2025, the date these financial statements were available to be issued.

The Company experienced several developments affecting operations, compliance, and future financial performance. The Company's bicycle assembly supplier has experienced financial distress resulting in intermittent production delays. In early 2025, new U.S. import tariffs on electric bicycles and e-motorcycle products from China were enacted, increasing landed costs for future shipments. In response, the Company established new production and engineering arrangements with an additional third party, who is the world's largest bicycle manufacturer, to support expanded manufacturing and joint product development. By transferring production to a more stable partner with multiple tariff-friendly facilities, the Company expects this supplier to assume full production of its 2026 models, reducing tariff exposure and improving manufacturing continuity.

In October 2025, the Company was contacted by Underwriters Laboratories (UL) regarding the Company's brief use of the UL logo on certain marketing materials. The Company had used the logo in good faith—and only in digital marketing, never on packaging or product documentation—believing its testing partner in China was authorized to issue UL certifications. It was later determined that the lab tested only to UL standards. UL has engaged with the Company constructively to clarify logo usage and to facilitate official certification for future models.

Additionally, the Company has initiated discussions with potential investors to strengthen liquidity, support working-capital needs, and finance the launch of its next-generation models. These discussions reflect growing investor interest in the e-mobility sector and Cyberbike's position as a U.S.-based brand with proprietary designs and an expanding dealer network.

In July 2025, the Managing Member personally obtained a $50,000 loan (36-month term at 10.99% interest) to provide additional working capital for the Company. The loan remains in the member's name, is not an obligation of the Company, and proceeds were used to support inventory and operating cash flow.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has incurred negative working capital, cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT B

Company Summary





Company: Cyberbike

Market: E-Bikes

Product: Electric bicycles and accessories

Company Highlights

- **Revenue Growth:** Generated $1.48 million in 2024 revenue, a year-over-year increase of more than 370%, indicating traction across both new and repeat buyers
- **Durable Customer Metrics:** With a 4.8/5 rating (website + shops), 54.9% returning customer rate, and $2,428 average spend
- **Rising Unit Volume:** Monthly sales increased from 12 bikes/month in early 2023 to 50–70 bikes/month in 2024, surpassing 1,150 cumulative units sold by Oct 2025
- **Efficient Acquisition:** Achieved a 2024 return on ad spend (ROAS) of roughly 4.05x, indicating growth across paid digital marketing channels

WHY IT'S INTERESTING

Electric mobility is expanding rapidly, with the global e-bike market reaching $61.89 billion in 2024 and projected to grow to $113.64 billion by 2030 at a compound annual growth rate (CAGR) of 10.3%.[i] In the U.S., adoption has increased with an estimated 1.7 million e-bikes sold in 2024, representing 72% year-over-year growth.[ii] Cyberbike operates directly in this expanding segment. Founded by Dan Fischer, a hardware-focused entrepreneur with experience developing the Fischer MRX650 motorcycle and other consumer products, the company designs and builds e-bikes through established manufacturing partners and has expanded distribution through direct-to-consumer e-commerce and a growing retail dealer network.



Cyberbike has also shown agility in a volatile industry. After 2025 U.S. tariffs increased costs for Chinese-made e-bikes, Cyberbike began plans to shift 2026 model production toward FSD, China's largest bicycle manufacturer, with international capacity that offers tariff relief. With more than 1,150 bikes sold, a growing dealer network, strong product reviews, and traffic growth across 2023–2024, Cyberbike is aiming to establish itself as a performance brand built to scale.

Pitch Deck



EXECUTIVE SNAPSHOT

Founded in 2021, Cyberbike designs and sells e-bikes built for performance, durability, and accessibility across trail, all-mountain, cargo, and urban categories. The company manufactures mid-drive and hub-drive bikes through established original equipment manufacturer (OEM) partners and supports customers through direct-to-consumer e-commerce, a national dealer network, and U.S.-based service. Key highlights from the company include:

- **Market Momentum:** More than 1,150 cumulative bikes sold through Oct 2025 and online traffic growth from 13,600 monthly visitors in Jan 2023 to over 68,500 in Aug 2024
- **Customer Traction:** 4.8 out of 5 average rating across 75 reviews, 54.9% returning customer rate, 2.4 average orders per customer, and average customer spend of $2,428 (Jan 2023 – Oct 2025)
- **Manufacturing Partnerships:** Established multi-partner production ecosystem across Tianjin Fuji-ta Industrial (FSD), Chongqing Yizao (Rerode), HappyRun (Kandy/Tank), and Changzhou Aimos, with plans for 2026 model production to transition toward tariff-reduced facilities
- **Influencer and Affiliate Network:** Active partnerships and collaborations with professional riders and content creators including BMW World Champion[iii] Barry Nobles and prior collaborations involving SuperCross rider Josh Greco

PERKS*

You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below are subject to Regulation CF investment limits.

Tier 1 – Supporter — $250+

- Perk: Cyberbike Jersey + 5% Ride Credit
- Invest $250 or more and receive a Cyberbike Trail Jersey and a 5% discount on any Cyberbike purchase

Tier 2 – Rider — $1,000+

- Perk: Investor-Exclusive 100% Cotton T-Shirt + 10% Ride Credit (capped at $300)
- Invest $1,000 or more and receive an official investor-exclusive Cyberbike T-shirt plus a 10% ride credit (up to $300 value) toward any new Cyberbike

Tier 3 – Trailblazer — $2,500+

- Perk: Premium Investor Coffee Mug + $500 Ride Credit + Early Access
- Invest $2,500 or more and receive a $500 ride credit toward any Cyberbike, a free Cyberbike Premium Investor Coffee Mug, and early access to upcoming model launches

Tier 4 – Founder's Circle — $5,000+

- Perk: Free Cyberbike Fusion or Cyclone RX + Founder's Gift Set
- Invest $5,000 or more to receive a free Cyberbike from our core lineup (select models) plus a Founder's Gift Set, which includes a Premium Founder's Coffee Mug and an Investor T-shirt

Tier 5 – Visionary — $10,000+

- Perk: Limited Founder's Edition Cyberbike Raptor Pro + Founder Strategy Call



- Invest $10,000 or more to receive a top-of-the-line 2026 Cyberbike Raptor Pro Founder's Edition, plus a private 1-on-1 strategy call with the founder to discuss Cyberbike's growth plans

*Perks in this Offering are exclusive to each investment tier and do not stack. Investors qualify only for the single highest tier reached based on their total investment amount.

COMPANY SUMMARY

Opportunity

Electric bicycles have become a leading growth driver in the U.S. bicycle market, accounting for 63% of all dollar-sales growth between 2019 and 2023, [iv] while rising to roughly 30% of total U.S. bicycle market share and an estimated 70% of all direct-to-consumer sales revenue in 2024.[v] Their appeal comes from offering the exercise benefits of traditional cycling along with the additional power needed for longer rides, hill climbing, trail use, and mixed-terrain commuting, making them accessible to riders who previously could not manage a standard bike. Broader global market forces are accelerating this adoption: e-bikes are increasingly used as cost-effective, low-emission alternatives to cars for short-distance travel, driven by factors like urban congestion and rising fuel expenses.

At the same time, premium e-mountain bikes remain expensive,[vi] with some large brand models priced at $5,000 to $10,000.[vii] [viii] These price levels create a meaningful affordability gap for riders seeking serious off-road performance without ultra-premium costs. Cyberbike targets this gap by offering a full line of electric mountain and all-terrain bikes built for demanding recreational and adventure riding at lower price points. The company's models, which range in price from $1,900 to $4,300 (or sale prices of $1,200 to $3,000), feature mid-drive motors, swappable batteries, full-suspension frames, and premium components designed for trail and all-mountain performance.

By selling directly through its e-commerce platform and working with a growing dealer network, Cyberbike reduces pricing friction and aims to capture more of the value chain. The result is a lineup of e-bike models that cost approximately half of comparable full-suspension e-MTBs from major brands, positioning Cyberbike to reach riders who want performance, capability, and value without premium-brand pricing.

Product

Cyberbike designs and sells high-performance electric bikes alongside a line of accessories, apparel, tools, and replacement parts. Its offerings are aimed at both casual and performance-oriented riders seeking durability, power, and versatility across terrains.

Cyberbike Models

Cyberbike's core lineup includes a diverse range of e-bikes built for specific riding styles and terrain types including mountain, urban, cargo, and trail. The company categorizes its bikes into several segments such as City/Urban, Trail, Cargo, Step-Through, eMTB, and e-Moto, providing tailored options for different use cases and rider preferences.





Raptor Pro (2025): The Raptor Pro is a high-performance electric mountain bike from Cyberbike, built for trail and all-mountain riding. It pairs a 750W mid-drive motor delivering 130Nm of torque with a swappable battery and proprietary software for smooth, responsive power. Premium features include RockShox suspension, a Shimano SLX 12-speed drivetrain, and Maxxis tires, all built around a durable aircraft-grade alloy frame.

Fusion: The Fusion redefines the e-bike experience. Introduced in 2025 the Cyberbike Fusion is a lightweight, high-performance, full-suspension eMTB that features an accessible step-through design. It seamlessly blends true trail capability with ease of use. Power comes from a powerful mid-drive motor offering 750 W peak output, and a range of up to 70 miles. Built on an aircraft-grade aluminum frame with internal routing, the Fusion features premium components, including a Wolf air fork, Exaform rear shock, reliable hydraulic disc brakes, and Shimano 8-speed gearing.





Charger eMoto: Charger eMoto is Cyberbike's most powerful platform and the foundation for a full range of products in the expanding e-moto category. Inspired by modern dirt bikes and capable of speeds up to 55 mph, it delivers performance with up to 8,000 W peak motor, a 72V 40Ah lithium-ion battery (up to ~75 miles of range), full suspension, and moto-style geometry. Riders get raw torque (~330 Nm), off-road durability, and high-speed capability in a package designed to meet the demands of the fastest-growing segment of the EV market. With management's domestic motorcycle design and production experience, Cyberbike believes it is uniquely positioned to scale this platform and expand into future DOT-compliant models.

Cyclone RX (2025): A mid-drive, full-suspension eMTB engineered for trail and all-mountain riders who want top-tier performance without the premium price tag. Its 130 Nm Star Union motor and 624 Wh battery are designed to deliver smooth, controlled power, confident climbing, and up to ~70 miles of range. The adjustable Wolf air suspension, Shimano 8-speed drivetrain, hydraulic disc brakes, and lightweight aircraft-grade alloy frame can create a balanced, capable platform. The bike's combination of high-torque output and quality components aim to deliver both strong climbing capability and precise control.







Aspen: A hardtail eMTB built for light trail and mixed-terrain riding. It comes equipped with a 500W rear-hub motor and a 576Wh battery for up to 60 miles of range. Additional features include a 100mm lockable suspension fork, Shimano 8-speed drivetrain, and TEKTRO hydraulic brakes.

Expedition: A cargo/utility e-bike built for hauling gear and handling longer rides. It features both front and rear racks, a 48V 13.5Ah battery for up to ~70 miles of range, and a powerful 750W (peak) motor. Aerospace-grade aluminum construction, internal cable routing, and a robust suspension setup help it stay durable and stable even under load.





Nimbus: A clean, lightweight city bike that blends comfort with performance. Features include a 48V 500W rear hub motor, 576Wh battery, and 60-mile range. With fenders, a step-through frame, and a rear rack, it's tailored for practical urban mobility and all-weather commuting.

Scamp: The Scamp is Cyberbike's electric dirt bike for kids, designed for riders ages 4 and up. Built on the HappyRun HR-K20 platform, it features a 300W hub motor, 36V lithium battery, and three selectable speed modes topping out at 15 mph. With real front and rear suspension, fat 12" tires, and a low seat height, the Scamp offers stability and control across backyards, fields, and gravel paths. A rear drum brake, LED headlight, and onboard display round out this lightweight, beginner-friendly e-moto.



[Continued on next page]



Blitz: A rugged full-suspension eMTB built for aggressive riding, with fat 20×4" tires, hydraulic disc brakes, and a powerful 1,000W (2000W peak) rear hub motor. Designed for off-road trails and mixed terrain, it balances strength and comfort in a compact carbon steel frame.



Accessories

Cyberbike offers a broad range of accessories and gear to support customization, maintenance, and rider comfort. Accessories include lighting systems such as the Cyberlight Aurora, as well as rear racks, touch-up paint, and upgraded saddles. For ongoing performance and repairs, the parts catalog features replacement batteries, brake systems, rear shocks, seatposts, and display units. In addition, Cyberbike provides essential tools like compact pumps, multi-tools, and installation kits. The catalog also includes a selection of branded apparel and riding gear designed for comfort and style on and off the bike.

  

Use of Proceeds

If Cyberbike raises the minimum ($22,750) or the maximum ($946,500) offering amount net of fees, it intends to use the proceeds as follows:*

[Continued on next page]


Minimum
3%
11%
33%
53%
Product Development & App Completion
Sales and Marketing
Ops, Working Capital, & Customer Support
Contingency Reserve


Maximum
3%
25%
39%
15%
18%
Inventory and COGS
Product Development & App Completion
Sales and Marketing
Ops, Working Capital, & Customer Support
Contingency Reserve

**Percentages are rounded to the nearest whole number*

- Inventory & COGS: Purchase inventory for the upcoming FSD-manufactured e-MTB lineup, along with batteries, components, and replacement parts required for the spring sales cycle. Inventory deployment will begin once pre-order revenue is active and raise proceeds are available.
- Product Development & App Completion: Finalize engineering work with FSD on the next-generation e-MTB platform and complete the remaining non-Bluetooth features of the Cyberbike App. Funds will also support technical documentation, spec sheets, and pre-production preparation for the new model line.
- Sales & Marketing: Launch targeted pre-order marketing for the new FSD e-MTB, including digital advertising, influencer content, dealer outreach, and seasonal campaigns designed to re-establish revenue momentum ahead of the spring season.
- Operations, Working Capital & Customer Support: Cover essential operating expenses such as Shopify and 3PL fees, accounting services, and customer-support tools, while enabling the addition of part-time or contractor support roles. Includes addressing legacy refund liabilities to stabilize payment gateways and ensure smooth customer operations.
- Contingency Reserve: Maintain a small buffer for unexpected production or logistics variances, including tariff shifts, currency fluctuations, or timeline changes during the manufacturing cycle.

Product Roadmap

Cyberbike has outlined the following product roadmap as it continues to build on its existing product portfolio:

Product/Platform	Status	Target Launch
Cyberbike Connect App Launch	In development	Q1 2026
CyberTrike	Developed	Q2 2026
Cyberbike Revo (e-motorcycle line)	In development	Q2 2026
2026 Raptor & Cyclone	In production	Q2 2026
Cyberbike Venture (Low-cost model)	In production	Q2 2026



Business Model

Cyberbike is a vertically integrated electric bike company that designs and builds high-performance, full-suspension e-mountain bikes using proprietary frames, integrated software, and U.S.-based customer support. Sales are made through direct-to-consumer e-commerce as well as a growing dealer network. Below is a snapshot of current product pricing across its bike lineup:

- **Charger eMoto:** $4,295
- **Raptor Pro:** $3,495 (sale price ~$2,995)
- **Cyclone RX:** $2,595 (sale price ~$1,995)
- **Fusion:** $2,495 (sale price ~$2,195)
- **Expedition:** $3,195 (sale price ~$2,495)
- **Blitz:** $2,495 (sale price ~$1,195)
- **Aspen & Nimbus**: $1,895 (sale price ~$1,295)
- **Scamp**: $4,295 (sale price $1,495)

Accessories such as lighting systems, racks, saddles, touch-up paint, replacement parts, tools, and branded apparel generally range from $25 to $500, depending on the category and complexity. Most core items fall between $25 and $100, while high-end components and gear can reach the upper end of that range.


USER TRACTION

Traction and Growth Metrics

Cyberbike showed an upward trajectory in demand, engagement, and customer retention across 2023 through 2024. Online store traffic climbed from roughly 13,600 visitors in Jan 2023 to a peak of 68,500+ visitors in Aug 2024, reflecting increased brand visibility and stronger product-market pull.





Unit sales followed the same pattern: monthly bikes sold rose from 12 units in Jan 2023 to 50–70 unit months throughout 2024, pushing cumulative bikes sold from 12 units in early 2023 to over 1,150 total units by late 2025. 2025 fluctuations align with industry-wide tariff impacts and broader e-mobility market volatility with seasonality remaining visible around major sales cycles and model releases.



Customer behavior trends point to durable traction, with customer retention and purchase frequency. Digital marketing growth supports this with return on ad spend. Notable metrics include:

- 4.8 out of 5 average rating across 75 total reviews
- 54.9% returning customer rate from January 2023 – October 2025
- 2.4 average orders per customer from January 2023 – October 2025,
- Average spend of $2,428 per customer from January 2023 – October 2025
- 2024 ROAS of roughly 4.05x, reflecting efficient paid acquisition

Manufacturing Partnerships

Cyberbike maintains a diversified network of OEM manufacturing partners to support its eMTB, e-moto, and full-suspension product lines. These partners provide production capacity, component quality, and platform stability across multiple models, enabling Cyberbike to scale while reducing single-vendor dependency.

- **FSD – OEM manufacturing partner**
  - Expected to supply high-quality eMTB frames and components for the 2026 Raptor and Fusion series and serve as Cyberbike's primary engineering collaborator for next-generation platform development.



- **Changzhou Aimos – Current production facility near Shanghai**
    - Historically served as Cyberbike's main production partner, though the company is gradually shifting portions of this output to other manufacturers with more stable capacities and tariff-advantaged locations.
- **Rerode – OEM for Charger and R1+ Series**
    - Provides performance e-moto frames, drivetrain systems, and platform engineering for Cyberbike's higher-powered models.
- **HappyRun – OEM for Blitz and Scamp models**
    - Produces the platform for Cyberbike's most affordable full-suspension e-bike, delivering cost-efficient manufacturing for the Blitz line

  

In early 2025, new U.S. import tariffs on electric bicycles and e-moto products increased landed costs for Chinese-made units. In response, Cyberbike has established plans to shift production and engineering work to FSD (the largest bike manufacturer in China), whose tariff-friendly international facilities are expected to support full production of the 2026 lineup and reduce long-term exposure to tariff volatility.

Affiliate Partnerships

Cyberbike leverages affiliate and content partners who generate authentic product reviews, riding footage, and sustained brand visibility across various social platforms. Some of its current and former partners can be seen below.

- **Barry Nobles:** Active partner. Highly accomplished professional BMX racer with 184,000 YouTube subscribers.
- **Josh Greco:** Partnered from January to May 2025. Professional SuperCross racer followed by 17,000 Instagram users.
- **Mike Fede:** Partnered from April to September 2024. Professional BMX athlete and popular YouTube creator recognized for dynamic riding content and a dedicated fan base.

[Continued on next page]





Dealer Network

To complement its online sales, Cyberbike works with retail dealers across the U.S., helping to strengthen distribution and allowing for customers to experience the bikes in person. Select dealers in Cyberbike's network include:

- EBike Shop – Tannersville, PA
- 360 EBikes – Vancouver, WA
- SirrJohn Moto – San Clemente, CA

HISTORICAL FINANCIALS

Revenue

In 2024, Cyberbike generated revenues of $1.48 million, representing a year-over-year increase of more than 370% from 2023. From January 2025 to October 2025, the company has reported revenues of approximately $796,000 for the year. This represents a decrease from the $1.21 million in revenue it generated over the same period in 2024. Since early 2025, the company has faced operational and supply challenges due to its main assembly supplier facing financial distress and import tariffs that have increased costs. Both have had an impact on the company's revenue in 2025.

As a result, the company is establishing new production and engineering arrangements with FSD, a partner with tariff-friendly facilities that is expected to take on full production of its 2026 models and reduce exposure to future tariff changes. Despite these challenges throughout 2025, the company has managed to increase 2025 revenues (Jan – Oct) by more than 340% compared to the same period in 2023.

[Continued on next page]





Gross Profit

Cyberbike's gross profit totaled $509,530 in 2024, an increase of nearly 200% from 2023's gross profit of $170,158. For 2025 (Jan – Oct), the company has reported total gross profits of $286,985 despite facing ongoing challenges. While this reflects a decrease from the $387,828 in gross profit generated during the same period in 2024, it remains higher than the $63,353 recorded over the same period in 2023.



Expenses

In 2024, Cyberbike accumulated total expenses of approximately $488,000, up from roughly $90,000 in 2023 as the company focused on scaling revenue. Advertising and marketing costs were the largest expense in 2024 at $320,244, followed by general and administrative expenses at $130,671. In 2025 (Jan – Oct), the company has



reported total expenses of approximately $444,000 as costs related to items such as freight and logistics have increased roughly 26% compared to the same period in 2024. Advertising and marketing costs have been the largest expense through 2025 at roughly $166,000, down from roughly $264,000 over the same period in 2024.



Net Income (Loss)

In 2024, Cyberbike generated net income of $21,060, down from $80,073 in 2023. In 2025 (Jan – Oct), the company has reported a net loss of $157,000 as increased costs and supplier-related operational challenges have negatively impacted the bottom line.



Financial metrics for 2023 and 2024 have been reviewed by an independent CPA. However, the figures for 2025 are company-provided and, while deemed reliable, have not been independently verified.


Recreational and Outdoor Products

In 2024, the global recreational and outdoor products market was estimated at $137.7 billion, and it is projected to grow to about $238.9 billion by 2034 at a compound annual growth rate (CAGR) of 5.7%. In the U.S., the market was valued at $42.2 billion in 2024 and is expected to expand at a CAGR of approximately 5.9% through 2034. Growth is being driven by rising consumer interest in outdoor activities—such as hiking, cycling, camping, and adventure sports—as health, wellness, and mental escape become stronger lifestyle priorities. Technological innovations in gear design (lighter materials, multifunctionality, smart electronics), the expansion of e‑commerce that eases access and comparison shopping, and growing preference for sustainable, eco‑friendly products also push the market forward. Additionally, government initiatives to develop parks, recreational infrastructure, and outdoor access further support overall demand and participation.[ix]

E-Bikes

Globally, the e-bike market size was estimated at $61.89 billion in 2024 and is anticipated to reach $113.64 billion by 2030, growing at a CAGR of 10.3% from 2025 to 2030.[x] In the U.S., the e-bike market was valued at $2.65 billion in 2024 and is projected to grow to $11.39 billion by 2034, representing a CAGR of 15.7% from 2025 to 2034. Growth in the sector is driven by rising demand for sustainable and efficient urban transportation, alongside broader trends in micro-mobility and eco-conscious commuting. Regulatory ambiguity and safety concerns remain potential constraints, though commercial and delivery-related use cases present expanding opportunities. According to Nova One Advisor, several key trends are shaping the U.S. e-bike landscape:[xi]

- **Pedal-Assist Dominance –** Pedal-assisted e-bikes made up over 85% of the market share in 2024.
- **Rapid Growth of Throttle-Assist –** Throttle-assisted models are expected to grow at the fastest CAGR during the forecast period.
- **Chain Drive Preference –** Chain drive systems accounted for more than 91% of the market in 2024.
- **Belt Drive Momentum –** Belt drive configurations are projected to see increased adoption in future years.
- **Commercial Use Expansion –** Demand for e-bikes in delivery and logistics continues to rise, opening new B2B growth channels.

Venture Financing

Cyberbike operates within the broader recreational goods industry, which attracted more than $16 billion in venture funding across 4,767 deals between 2014 and 2024, with capital invested peaking at $4.68 billion in 2021. Although both deal count and total capital have moderated since that record year, investment levels in 2022 and 2023 remained in line with pre-2020 norms. Median post-money valuations and deal sizes have also proven resilient, with 2024 figures continuing to reflect investor interest in the sector:

- Median post-money valuation of $5 million in 2024, consistent with the levels seen in pre-2020 years
- Median deal size in 2024 of $410,000, marking a notable increase compared to pre-2020 averages





Capital Invested and Deal Count in the Recreational Goods Industry, 2014-2024



Source: PitchBook Data, Inc. as of September 24, 2025



Trek Bicycle: Trek is a bicycle manufacturer founded in 1976 in Waterloo, Wisconsin, that produces a wide range of models, from road and mountain bikes to hybrids and e-bikes. It operates under its flagship Trek brand as well as related lines like Bontrager, Electra, Gary Fisher, and Klein. Trek's electric lineup includes e-mountain, e-road, and e-hybrid bikes designed to extend range, increase speed, and make climbing or commuting more accessible. Additionally, the company's e-bike models combine lightweight frames with powerful Bosch or TQ drive systems, offering riders both performance on trails and practicality for daily use. Starting in October 2025, Trek announced that nearly all aluminum bicycle frames across its Trek, Electra, and Diamant brands will be made with aluminum sourced from facilities using renewable energy, recycled material, or both. This change will impact over one million bikes annually and marks the largest carbon-reduction initiative in the company's history.[xii] As of 2024, Trek reportedly earned $2 billion in annual revenue.[xiii]



Specialized Bicycle Components: Specialized Bicycle Components, Inc. is an American cycling company, founded in 1974 and headquartered in Morgan Hill, CA, that designs, manufactures, and sells high-performance bicycles (road, mountain, gravel, electric), components, and cycling gear under its own brands including Specialized, S-Works, and Roval. Specialized offers a wide range of e-commuter and e-mountain bikes, from ultra-light Turbo Vado SL, Turbo Creo SL, and Turbo Como SL, which deliver *"2x You"* pedal-assist, up to (≈ 120 mi) of range with optional range extenders and a featherweight carbon build as light as 33 lbs.[xiv]

Orbea: Orbea is a historic bicycle manufacturer founded in 1840 in the Basque region of Spain that has evolved into a worker-owned cooperative and Spain's largest bike maker, designing and producing a wide range of high-performance road, mountain, gravel, triathlon, and e-bikes in its factories across Spain and Portugal and distributing them globally. Orbea's e-bike lineup includes lightweight road and gravel models such as the Gain, along with trail-focused options like the Rise and Wild. These models feature integrated batteries, adjustable support levels, and frame



designs intended to maintain a traditional bike feel. For 2024, Orbea reported €344.4 million in revenue, a 8.7% decrease from €374.4 million in 2023.[xv]



Cannondale: Cannondale, founded in 1971 and based in Connecticut, is a bicycle brand known for its use of aluminum and carbon-fiber frames, including innovations like the Lefty single-leg fork. Now owned by Pon Holdings, the company produces a full range of road, mountain, gravel, hybrid, and e-bikes. Cannondale's e-bike lineup includes both urban/commuter models like the Synapse Neo and Adventure Neo, as well as off-road options such as the Moterra and Cujo Neo. These bikes feature integrated motors and batteries, multiple assist levels, and geometry designed to balance power, stability, and a traditional bike-like feel.



Rad Power Bikes: Founded in 2007 and based in Seattle, Rad Power Bikes designs and sells affordable electric bikes directly to consumers, offering models for commuting, cargo hauling, folding, and off-road riding. As one of North America's largest e-bike brands, the company has built its reputation with value-packed, in-house designs and operates U.S. service centers and a growing partner network. Rad Power Bikes include a battery that lasts 35 to over 65 miles per charge and are priced between $999 and $2,399. As of September 2025, the company reports over 450,000 customers.[xvi] In April 2025, Rad Power Bikes launched its first dedicated Class 3 model, the RadRunner Max, which offers pedal-assist speeds up to 28 mph along with features like torque sensing, rear-facing radar alerts, a digital key, and Apple's Find My compatibility.[xvii]

EXECUTIVE TEAM



Dan Fischer, Founder and Chief Executive Officer: Dan Fischer is the Founder and Chief Executive Officer (CEO) of Cyberbike. He is a product-driven entrepreneur and manufacturing leader with a track record of launching hardware products. Dan previously developed the Fischer MRX650 sport motorcycle and invented the Ear Gear retractable iPhone headphone case, which was previously patented. In addition to his role at Cyberbike, he has also served as Founder and President of Copier1 since 1994, a nationwide copier business that continues to support his ventures. Dan earned his Bachelor of Science in Finance and Engineering from the University of Illinois Urbana-Champaign.



Decklan Fischer, Chief Operating Officer: Decklan Fischer is a business development leader with a background in biotech manufacturing and process optimization. He gained experience managing suppliers, streamlining operations, and implementing strict manufacturing standards for medicines and advanced technologies at companies that include AstraZeneca, AbelZeta, and Vector Marketing. He joined Cyberbike in July 2024, where he applies this process-focused mindset to automate workflows, boost efficiency, and support the company's growth. Having grown up around founder Dan Fischer's ventures, Decklan contributed to the early R&D that inspired Cyberbike and now leads efforts in investor relations, operations, and brand growth. A passionate mountain biker and hiker, he blends technical expertise with a love for the outdoors to help shape Cyberbike's future in e-mobility. Decklan earned his Bachelor's in Biological/Biosystems Engineering from the University of Maryland.



 **Khaled Mohamed, Vice President of Operations:** Khaled Mohamed serves as Vice President of Operations at Cyberbike, a role he has held since 2022. He began working at 16, gaining early exposure to finance and manufacturing in Crystal Steel Fabricators' accounting department before later building experience in business development through his own digital marketing company. He has contributed to operational improvements across several industries, including his ongoing work at Cutting Edge Decking, where he currently serves as Operations Manager while assisting his family's new steel decking business through its launch phase. Khaled remains actively involved in Cyberbike's strategy and high-level operational planning and intends to resume full day-to-day responsibilities once his family's business stabilizes. He holds a Bachelor's in Economics from the University of Maryland.

PAST FINANCING

To date, Cyberbike has been funded by a combination of contributions from Copier1 (a company owned by Dan Fischer) as well as debt. As of November 2025, Copier1 made net contributions of $369,243 to Cyberbike to support operations. This capital is not expected to be repaid or exchanged for equity and carries no interest rate.

The company also carries the following debt:

- $25,000 line of credit with a variable interest rate equal to the Prime Rate plus 1.75%. Balance of $24,372 as of October 2025.
- In December 2024, the company entered into a merchant loan agreement with total repayment obligations of $280,500. The loan is repayable over approximately 18 months through daily payments equal to 22% of Shopify sales. As of October 2025, the balance was $131,910.
- The company entered a term note in February 2024 for $200,000, bearing interest at 8.33% per annum and maturing in February 2029. As of October 2025, the balance was $148,832.
- Revolving loan account with Mike Fischer, Dan Fischer's brother. The account is non-interest bearing and has not set repayment date. As of October 2025, the balance was $102,755.
- In July 2025, Dan Fischer obtained a $50,000 personal loan (36-month term at 10.99% interest) to provide additional working capital to the company. The loan remains in Dan's name but is expected to be repaid with company revenue. As of October 2025, the balance was $46,847.
- $14,661 credit card balance as of November 10, 2025.

INVESTMENT TERMS

Security Type: Crowd Notes
Round Size: Min: $25,000 Max: $1,000,000
Post-Money Valuation Cap: $5 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred interests (Conversion Interests) at a price based on the lower of (A) a 20% discount to the price per interest for Preferred Interests by investors in the Qualified Equity Financing or (B) the price per interest paid on a $5 million post-money valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.


Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,



- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://www.grandviewresearch.com/industry-analysis/e-bikes-market-report

[ii] https://www.ecycleelectric.com/blog/2025/2/12/how-big-is-the-usa-e-bike-market-in-2024-25

[iii] https://www.shelbycountyreporter.com/news/barry-nobles-of-westover-named-bmx-world-champion-567889/

[iv] https://www.peopleforbikes.org/news/electric-bicycle-market-insights-2024

[v] https://ebikes-international.com/us-cycling-participation-up-ebikes-around-30-of-market-share-say-people-for-bikes-reports/

[vi] https://www.openpr.com/news/4272207/global-electric-bike-market-sees-rapid-adoption-driven-by-urban

[vii] https://www.trekbikes.com/us/en_US/bikes/electric-bikes/c/B507/

[viii] https://www.specialized.com/us/en/shop/bikes/electric-bikes

[ix] https://www.gminsights.com/industry-analysis/recreational-and-outdoor-products-market

[x] https://www.grandviewresearch.com/industry-analysis/e-bikes-market-report

[xi] https://www.novaoneadvisor.com/report/us-e-bike-market

[xii] https://www.prnewswire.com/news-releases/trek-bicycle-announces-industry-first-shift-to-low-emission-aluminum-302518199.html

[xiii] https://simonsinek.com/podcast/episodes/the-ultimate-infinite-minded-ceo-with-trek-bicycle-ceo-john-burke/

[xiv] https://www.specialized.com/us/en/shop/bikes/electric-bikes

[xv] https://www.bike-eu.com/49792/orbea-report-slight-sales-decline-in-an-extremely-unstable-market

[xvi] https://www.radpowerbikes.com/collections/electric-bikes?srsltid=AfmBOoos6Dfqn1qxUjk1KioC_3QokNpt3MKxdEA0QSQtnVPJJ8Cn5xrk

[xvii] https://www.theverge.com/news/658316/rad-power-bikes-introduces-its-first-class-3-e-bike

EXHIBIT C

Subscription Agreement

**SUBSCRIPTION AGREEMENT**

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Cyberbike LLC
12-E Meem Ave
Gaithersburg, MD 20877

Ladies and Gentlemen:

The undersigned understands that Cyberbike LLC, a limited liability company organized under the laws of Maryland (the "**Company**"), is offering up to $1,000,000 of Crowd Notes (the "**Securities**") in a Regulation CF Offering (the "**Offering**"). This Offering is made pursuant to the Form C dated December 15, 2025 (the "**Form C**"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 pm Pacific Time on March 16, 2026, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received in escrow from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, North Capital Private Securities Corporation shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Maryland, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription

Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect, and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) **No Guaranty.** The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) **Status of the Undersigned.** The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) **Restrictions on Transfer or Sale of Securities.**
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees they will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the

Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) **General Rule.** Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company: Cyberbike LLC
                           12-E Meem Ave
                           Gaithersburg, MD 20877
                           Attention: Dan Fischer

If to the Investor: [INVESTOR ADDRESS]
                            [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned, and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

**SIGNATURE PAGE FOLLOWS**

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] of [MONTH], [YEAR].

INVESTOR (if an individual):

By: _____

Name: _____

INVESTOR (if an entity):

_____
Legal Name of Entity

_____
State/Country of Domicile or Formation

By: _____

Name: _____

Title: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Investor] for [total amount to be paid by Investor].

Cyberbike LLC

By: _____

Name: _____

Title: _____

EXHIBIT D

Crowd Notes

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN “ACCREDITED INVESTOR” WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR’S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Cyberbike LLC

CROWD NOTE

FOR VALUE RECEIVED, Cyberbike LLC (the “**Company**”), hereby promises to pay to each investor (the “**Investor**”) who is recorded in MicroVenture Marketplace Inc., (the “**Platform**”) records as having subscribed to this security (the “**Crowd Note**”) the principal sum of his/her subscription (the “**Purchase Price**”) unless converted into equity securities pursuant to Section 2.

The “**Post-Money Valuation Cap**” is $5 million.

The “**Offering Deadline**” is March 16, 2026.

1. Definitions.

a) “**Conversion Interests**” shall mean with respect to a conversion pursuant to Section 2, interests of the Company’s preferred membership interests issued in the Qualified Equity Financing as defined below.

b) “**Conversion Price**” with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per interest for preferred membership interests by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c) “**Corporate Transaction**” shall mean:

i. the closing of the sale, transfer, or other disposition of all or substantially all of the Company’s assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of membership interests of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the membership interests of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company’s securities), of the Company’s securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting membership interests of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately prior to such transaction.

d) “**Corporate Transaction Payment**” shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e) “**Date of Issuance**” shall mean the date upon which the Investor subscription is recorded in the Platform’s records as having been accepted by the Company at the date of closing.

f) "**Fully-Diluted Capitalization**" shall mean the number of outstanding common membership interests of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common interests, (ii) exercise of all outstanding options and warrants to purchase common membership interests and, in the case of Section 1(b), (iii) the interests reserved or authorized for issuance under the Company's existing membership interest option plan or any interest option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g) "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h) "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i) "**Maximum Raise Amount**" shall mean $1,000,000 under Regulation CF.

j) "**Outstanding Principal**" shall mean the total of the Purchase Price plus any applicable interest earned.

k) "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred membership interests following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred membership interests in connection with such sale or series of related sales).

l) "**Shadow Series**" shall mean interests of a series of the Company's preferred membership interests that is identical in all respects to the interests of preferred membership interests issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Membership Interests in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Membership Interests), except that the liquidation preference per interest of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

  i. Shadow Series members shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy; and

  ii. Shadow Series members shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m) "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a) **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Interests pursuant to the following:

  i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Interests upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

  ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Interests prior to the closing of the Qualified Equity Financing.

b) **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Interests equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

The issuance of Conversion Interests pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the interests sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive interests of a Shadow Series with certain limited rights.

c) **Corporate Transaction.** In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

  i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

A. Converting to Preferred Membership Interests. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of interests of preferred membership interests of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

B. Obtaining the Corporate Transaction Payment.

ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Interests pursuant to Section 2(a).

d) **Mechanics of Conversion.** As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Interests.

e) **Note Completion.** This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Interests; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. Representations and Warranties of the Company. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a) **Organization, Good Standing and Qualification.** The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b) **Authorization.** Except for the authorization and issuance of the Conversion Interests issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors, and members necessary for the authorization, execution, and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c) **Offering.** Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d) **Compliance with Other Instruments.** The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e) **Valid Issuance of Interests.** The Conversion Interests, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f) **Intellectual Property.** To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g) Litigation. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration, or investigation pending before any agency, court, or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree, or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. Representations and Warranties of the Investor. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a) Authorization. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

b) Purchase Entirely for Own Account. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c) Required Information. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d) Reliance on Advice. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e) Federal or State Agencies. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f) Voting and Inspection Rights. The Investor acknowledges that if they are not a Major Investor they shall have limited voting, information and inspection rights.

g) No Public Market. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. Miscellaneous.

a) Security. This Crowd Note is a general unsecured obligation of the Company.

b) Special Purpose Vehicle. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any interests of Membership Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c) Successors and Assigns. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d) Governing Law. This Crowd Note shall be governed by and construed under the laws of Maryland as applied to other instruments made by Maryland residents to be performed entirely within the state of Maryland, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e) Notices. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f) **Financing Agreements.** The Investor understands and agrees that the conversion of the Crowd Note into Conversion Interests may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Interests issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred membership interests sold in the Qualified Equity Financing (or the Shadow Series).

g) **Severability.** If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h) **Transfer of a Crowd Note.** Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i) **Closing Procedures.** Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j) **Entire Agreement; Amendments and Waivers.** This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. Dispute Resolution.

a) **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content, or results of any arbitration without the prior written consent of the other parties.

b) **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. Approval. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. Subscription Procedure. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E

Pitch Deck

Cyberbike Investment Opportunity:
Ride the Electric Bike Boom

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

Summary

- **Opportunity:** Electric bicycles rose to roughly 30% of total U.S. bicycle market share and an estimated 70% of all direct-to-consumer (DTC) sales revenue in 2024.[1] Premium e-mountain bikes remain expensive,[2] with some large brand models priced at $5,000 to $10,000.[3][4]

- **Solution**: Cyberbike delivers high-powered, long-range e-bikes for the 40–75 demographic at ~50% lower cost ($1,900 to $4,300 (or sale prices of $1,200 to $3,000)), achieving $1.48M revenue and $509k gross profit in 2024. We're expanding into urban and cargo e-bikes to capture the $2.65B U.S. market (2024).[5]

- **Cyberbike's Momentum**: 370%+ growth in 2024, new and expanding dealer network, 4.05x Return on Ad Spend (ROAS) in 2024 on Facebook/Instagram, and repeat customers, with 2024 as highest revenue year.

- **Ask**: Seeking up to $1M to scale inventory with top-tier suppliers, launch a new e-moto line, complete a next-gen chassis with China's largest bike maker, expand nationwide dealer reach, and finalize the Cyberbike Connect App.

- **Potential:** Invest in a proven business targeting a market expected to reach $11.39B by 2034.[6]

Our Advantage: Performance, Price, Reputation

Cyberbike designs and sells high-powered, long-range e-bikes

- **Accessible Price Point:** Roughly **half the price** of premium brands like Specialized or Trek

- **Purpose-Built:** Specifically designed for **middle-aged (40-75) U.S. men** with disposable income and outdoor interests

- **High Performance:** Delivering the **power and range** needed for genuine trail riding experience, more than just casual commuters

- **Recognizable Brand:** We've built a recognizable brand with high customer satisfaction, U.S.-based customer service, and **no major warranty issues or product recalls**

The E-Bike Market: Growth Opportunity

- **U.S. and Global Market Growth:** The U.S. e-bike market is expected to grow from **$2.65B in 2024 to $11.39B by 2034 (~15.7% compound annual growth rate (CAGR))**.[7] Globally, analysts project the market to expand from **$61.89 B in 2024 to $113.64 B by 2030 (~10.3% CAGR)**[8]

- **Recent major investments** include **Aventon's ~$590M valuation**[9] and KKR's buyout of Accell Group[10]

- **U.S. incentives are expanding**, with the proposed Federal E-BIKE Act offering a 30% tax credit and growing state rebates[11]



Proven Traction

- **Sales Growth Accelerating**: 370%+ YoY revenue increase (2023-2024)
- **Marketing Efficiency:** Facebook/Instagram ROAS (**4.05x in 2024**) on high-converting creatives
- **Proven Profitability: $509K gross profit** on $1.48M revenue in 2024
- **Expanding Beyond Direct Sales –** Cyberbike's consumer demand through DTC sales provide a solid foundation, and is now helping to grow its dealer network in key markets

Cyberbike Builds Products that Customers Love



88% 5 Star Reviews (website + shop)[12]

Growth Strategy & Future Innovation

Seeking: Up to $1M via Crowd Notes; $5M post-money valuation

Cyberbike will deploy the funds to accelerate growth in the e-mobility market through:

- **Inventory & Cost of Goods Sold (COGS):** Purchase inventory for the FSD-built e-MTB lineup, plus batteries, components, and replacement parts for the spring cycle, deploying once pre-orders and raise proceeds activate.

- **Product Development & App Completion:** Finish engineering with FSD on the new e-MTB platform and complete remaining non-Bluetooth app features, including required technical documentation and pre-production prep.

- **Sales & Marketing:** Run targeted pre-order marketing for the new FSD e-MTB through digital ads, influencers, dealer outreach, and seasonal campaigns to rebuild revenue ahead of spring.

- **Operations, Working Capital & Customer Support:** Cover core operating costs such as Shopify, 3PL, accounting, and support tools, add limited contractor help, and resolve legacy refund liabilities to stabilize payment flow.

- **Contingency Reserve:** Maintain a small buffer for unexpected production or logistics variances, including tariff shifts, currency fluctuations, or timeline changes during the manufacturing cycle.

New Chassis Development



Leadership Team

Dan Fischer, Founder & Chief Executive Officer

Serial entrepreneur with a proven track record in developing and scaling performance-focused products (Copier1, Fischer MRX motorcycles, Cyberbike). Expert in product innovation, manufacturing, and market strategy.

Gene Guizzetti — Strategic Advisor, Product & Operations

A senior executive with a career spanning Harley-Davidson, Ford, and Chrysler, Gene brings expertise in production management, product strategy, and dealer development across the automotive and powersports sectors. At Harley-Davidson, he played a key leadership role in product lifecycle management and manufacturing excellence, helping shape some of the brand's most iconic models. Gene's deep understanding of market dynamics, brand loyalty, and operational execution makes him a critical force behind Cyberbike's strategic direction. He advises on product design, manufacturing partnerships, and dealer network optimization, helping Cyberbike deliver performance, reliability, and market appeal at scale.

Khaled Mohamed, Vice President of Operations

Seasoned operations and logistics executive specializing in scaling businesses efficiently. Ensures operational excellence, production capacity, and robust supply chain management.

Decklan Fischer, Chief Operating Officer

Leads strategic growth initiatives, marketing campaigns, and brand partnerships to expand the company's presence in the industry. Excels in targeted marketing strategies, driving rapid brand awareness and high customer retention.

Javed Gulzar, IT & App Development

Experienced IT professional leading the Cyberbike Connect App development. Expert in innovative solutions, technology integration, and driving enhanced rider experiences.

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

Sources

1. https://ebikes-international.com/us-cycling-participation-up-ebikes-around-30-of-market-share-say-people-for-bikes-reports/
2. https://www.openpr.com/news/4272207/global-electric-bike-market-sees-rapid-adoption-driven-by-urban
3. https://www.trekbikes.com/us/en_US/bikes/electric-bikes/c/B507/
4. https://www.specialized.com/us/en/shop/bikes/electric-bikes
5. https://www.novaoneadvisor.com/report/us-e-bike-market
6. https://www.novaoneadvisor.com/report/us-e-bike-market
7. https://www.novaoneadvisor.com/report/us-e-bike-market
8. https://www.grandviewresearch.com/industry-analysis/e-bikes-market-report
9. https://www.bicycleretailer.com/international/2022/11/08/report-sequoia-capital-china-invests-aventon-values-company-590-million
10. https://www.bicycleretailer.com/international/2022/06/23/kkr-led-consortium-acquires-nearly-100-accell-group-shares
11. https://www.bikelegalfirm.com/electric-bike-rebates-tax-credits-2025
12. https://cyberbike.com/